Exhibit 1

LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
LAGRANGE CAPITAL MANAGEMENT, L.L.C.
Rockefeller Center
1270 Avenue of the Americas, Suite 2200
New York, New York 10020
Tel (212) 218-5154
Fax (212) 218-5155

 July 30, 2007

Board of Directors of Stamps.com Inc.:

We are long-term and long suffering holders of Stamps.com ("STMP" or the "Company").  Our funds, LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd., together own over 1.4 million shares of STMP, which constitutes approximately 6% of the Company's outstanding common shares.  The Company's consistently poor execution, which has driven its woeful stock performance, requires more aggressive corporate actions.  In light of the recent quarter's results, we feel compelled to speak out publicly.

Specifically, we believe the Company should announce a tender offer for up to 1/3 of its shares outstanding.  Additionally, we feel STMP must show significant subscriber growth over the next two quarters.  If not, the Company should explore a sale to a larger entity that could drive profitability through lower subscriber acquisition cost and reduced overhead.  To be clear, we feel STMP offers a highly efficient product at a price below its major competition.  The business has high barriers to entry and a subscriber model capable of producing significant and recurring cash flow.  We are disappointed in the disconnect between potential and actual performance.

The bottom line is that the Company has failed to generate strong earnings or subscriber growth.  Backing out interest income and fully taxing earnings, the Company generated a mere $.07 in non-GAAP EPS.  Non-GAAP EPS declined versus the prior year.  The new direct marketing initiative generated only 2,000 net paying subscriber adds with the total subscriber number below the prior year's quarter and only marginally above last quarters.   The Company has stated that the life time value of a subscriber added through the direct mail channel is 2x the subscriber acquisition cost, a compelling ROI for any industry.  If management and the board have confidence in this analysis, I can think of few better investments than buying STMP stock at its current multi-year low price.  The Company generates cash and is clearly over capitalized.  It is time for the board to demonstrate emphatically its belief in the Company by announcing a tender for up to 1/3 of STMP's float.  The Company will have no debt after the tender so this financial move involves minimal, if any, financial risk.

STMP appears to need alliances or other strategic business development initiatives to drive sustained subscriber growth, which is the key to profitability.  We have seen virtually no activity on this front.  If the Company can not deliver on its pledge to produce subscriber growth in the second half of 2007, the board should consider alternatives, particularly a sale of the Company.  Perhaps STMP is best run as part of a larger firm such Intuit or j2 Global Communications.  Such firms could offer PC Postage as part of a broader package of products.  In light of current performance, strategic alternatives may offer the best opportunity for executing on the Company's long-term business plan.

Sincerely,

/s/  Grange Johnson
Grange Johnson

Sole member of LaGrange Capital Administration, L.L.C., the investment manager of LaGrange Capital Partners Offshore Fund, Ltd.

Sole member of LaGrange Capital Management, L.L.C., the general partner of LaGrange Capital Partners, L.P.